



PROSPECTUS AMENDED



(Revised for material changes on April 23, 2024)
Amendment for: a) extension of offering close date from May 2, 2024, to May 16, 2024 and b) change to Minimum Target offering amount from $20,000 to $10,000

Anesu Restorative Care LLC
DBA Anesu Restorative Care

Minimum Amount to be Raised: **$10,000**
Maximum Amount to be Raised: **$100,000**

Anesu Restorative Care LLC Series A 05-2027 Bonds

Anesu Restorative Care LLC is offering to sell up to **10,000 units** of **Anesu Restorative Care LLC Series A 05-2027 Bonds**. The specific terms of the bond offering are outlined below. You should read this prospectus and the applicable supplementary information carefully before you invest.

Anesu Restorative Care LLC is offering bonds directly to investors on the SMBX. SMBX is a FINRA-registered Regulation Crowdfunding (Reg CF) funding portal, which acts as the intermediary in this bond issuance, pursuant to its legal authority to act as an intermediary effecting Reg CF securities transactions on behalf of qualified investors.

Investing in these bonds involves risks, which include but are not limited to those described in the "Risk Factors" section, beginning on page 7 of this prospectus.

These bonds are __unsecured__ and are not savings accounts, deposits, or obligations of another entity besides the Company. These bonds are not guaranteed by SMBX or any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The SEC and FINRA have approved Reg CF offerings. However, neither the SEC, FINRA, nor any state securities commission has approved nor disapproved of this bond offering or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This document is a bond prospectus that includes but is not limited to the information required by the Form C registration statement filed by **Anesu Restorative Care LLC, or "Company,"** with the Securities and Exchange Commission, or the "SEC."

This Form is used as the offering statement for **Anesu Restorative Care LLC**, which is offering for sale, **Anesu Restorative Care LLC Series A 05-2027 Bonds**. Any related amendments and progress reports, required to be added by **Anesu Restorative Care LLC** when offering securities in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (§ 227.100 et seq.), will be attached as Appendices.

This Form is also used for an annual report, required by Rule 202 of Regulation Crowdfunding (§ 227.202), and for the termination of reporting required pursuant to Rule 203(b)(2) of Regulation Crowdfunding (§ 227.203(b)(2)). Careful attention should be directed to the terms, conditions and requirements of the exemption.

Anesu Restorative Care LLC, filing this Form for a bond offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (§ 227.100 et seq.), files this Form prior to the commencement of the offering, and includes the information required by Rule 201 of Regulation Crowdfunding (§ 227.201). **Anesu Restorative Care LLC** also includes, as required, the Summary (see below) as an XML-based portion of this Form.

Anesu Restorative Care LLC will file a report with the Commission annually up until the maturity of the bond offering and will post the report on either the Company's website or on its offering page on the SMBX, no later than 120 days after the end of each fiscal year covered by the report.

In such annual report(s), it will provide financial statements certified by **Anesu Restorative Care LLC's** principal executive officer to be true and complete in all material respects. If, however, financial statements prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) that have been reviewed or audited by an independent certified public accountant are available, those financial statements will be provided, and subsequently, certification by **Anesu Restorative Care LLC** principal executive officer will not be required.

Investors should only rely on the information provided in this prospectus and additional supplements that can be found on the **Anesu Restorative Care LLC** offering page on the SMBX under "Issuer Financial Information", including any information incorporated by reference. Neither **Anesu Restorative Care LLC**, nor any promoter or affiliate of **Anesu Restorative Care LLC**, nor SMBX, nor any U.S. regulatory agency has authorized anyone to provide different information. The Company is not offering the bonds in any jurisdiction where their offer or sale is not permitted. All aspects of this offering are made pursuant to the legal authorization for securities offerings of Reg CF, also known as a "crowdfunding investment."

A crowdfunding investment involves risk. You should not invest in any bonds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of **Anesu Restorative Care LLC** and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

SUMMARY

This section is considered the "cover page", under the general instructions of Form C. Information on this cover page will be generated based on the information provided in XML format on EDGAR. All additional information in this document will also be submitted to EDGAR, in file format consistent with Regulation S-T (§ 232 et seq.)

This section highlights the basics of the legal and financial terms of the bonds that are described in more detail throughout this prospectus. Final terms of this particular bond offering, if modified, will be contained in the supplemental Appendices. The terms in the Appendices may vary from and supersede the terms contained in this prospectus. Before you decide to purchase any bonds, you should read the more detailed information appearing elsewhere in this prospectus and in the applicable Appendices.

Issuer	Anesu Restorative Care LLC DBA Anesu Restorative Care New Jersey, August 20, 2021 1225 Whitehorse Mercerville Rd, Suite 202 Hamilton, NJ 08619 CIK: 0002017182
Intermediary	SMBX, LLC DBA SMBX https://thesmbx.com CIK: 0001707214 SEC File No: 007-00129
Compensation Disclosure	SMBX will not be charging a capital raise fee as these bonds are part of the Mercer County Small Business Investment Program and SMBX's expenses have been subsidized, in whole or in part, by federal award number SLFRP4580 awarded to the County of Mercer by the U.S. Department of the Treasury
Securities	Anesu Restorative Care LLC Series A 05-2027 Bonds
Number of Units	Up to 10,000
Issue Price	$10.00 per unit
Minimum Amount	$10,000

Maximum Amount	$100,000
Maturity	36 months, or 05-2027
Interest	This bond yields a fixed interest at **10.75%.** Interest is accrued daily beginning on the offering's completion date or bond issuance date. The bond issuance date will be the date that investors receive their bond certificates. An investor should expect to receive principal + interest payments on their bonds each month on the same day until the maturity of the bond <u>or</u> for as long as the investor holds the bond. (For example, if the bond's issuance date is July 9, 2021, then the accrual period for the bond's interest payment in August will be from July 9, 2021 to August 8, 2021. The first principal + interest payment the investor will receive will then be August 9, 2021). Any payment date that lands on a bank holiday or weekend or at the end of the month on a day that every month may not have (i.e. the 31st of a month, only some months have 31sts), then investors will be paid the <u>following</u> business day.
Principal	The principal is the original amount an investor invests in the offering. It is also the amount which accrues interest during the life of the bond. As principal is paid down each month, interest will also decrease and will be calculated based on the remaining principal until the principal on an investment is fully paid back to an investor.
Status	Oversubscription (in the form of investment commitments over the maximum target fundraise amount) is allowed during the offering, but once the offering is completed, oversubscription will be capped at the maximum fundraise amount. The offering is filled on a first-come first-serve basis based on transactions that are fully completed and settled. The deadline to reach the target amount is at least 21 days from the start of the offering (the remaining offering period will always be highlighted to the investor on the offering's page). If the sum of the investment commitments does not equal to or reach the minimum target offering amount at the offering deadline, then either 1) an issuer accepts a lower fund raised amount and investors invested in the bonds also confirm this change to the offering, at which case, the offering will be finalized and processed through accordingly or 2) an issuer extends the offering deadline to a future date beyond the original deadline and continue to raise funds accordingly in hopes to meet their target fundraise amount, and investors invested in the bonds also confirm this change to the offering or 3) no securities will be sold in the offering and investment commitments will be cancelled and committed funds will be credited back to investors' bank accounts or credit cards.
Offering Period	The offering will begin at 9:30 am PT on **March 28, 2024** and ends at 5pm PT at least 21 days from the offering go-live date.
Redemption and Repayment	This offering begins repayment 1 month after its bond issuance date on the same day as the bond issuance date each month, with the final payment of principal + interest being withheld from the successful offering and remaining in the issuer's escrow until release as the final payment; subsequent payments are made the same day as the bond issuance date each month until maturity.
Collateral	This security is unsecured.
Survivor's Option	There is no survivor's option for this security. The bond may however, be transferred by an authorized representative of the current beneficial owner of the bond to a new beneficial owner provided the new beneficial owner qualifies to register an account with SMBX to receive the bond's future payments. See Survivor's option for more details.
Re-sale Restrictions	Securities issued pursuant to Section 4(a)(6) are not freely transferable by the investor/purchaser during the one year period beginning when the securities are issued, unless such securities are transferred to the issuer of the securities, an accredited

investor, as part of an offering registered with the commission, or to a member of the family of the purchaser.

Number of Company Employees	12
Payments Processor	Boston Private Bank and Trust Company, 160 Bovet Road, San Mateo, CA, 94402
Escrow Agent	North Capital Private Securities Corporation, 623 E Fort Union Blvd. Suite 101, Salt Lake City, UT 84047

Financial Overview	FY22	FY23
Total Assets	$152,589	$47,586
Cash and Cash Equivalents	$51,545	$47,586
Accounts Receivable	$0	$0
Short-Term Debt	$66,306	$40,346
Long-Term Debt	$0	$33,947
Revenue	$555,710	$1,442,805
Cost of Goods Sold	$11,317	$10,460
Taxes	$0	$0
Net Income	$67,049	$58,409

SIGNATURE AND DATE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), **Anesu Restorative Care LLC** certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Anesu Restorative Care LLC
DBA Anesu Restorative Care

By Douglas D'Orio, Managing Member

DocuSigned by:

7F4C283A535A4A2...
(Signature)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

7F4C283A535A4A2...
(Signature)

Douglas D'Orio, Managing Member

4/24/2024
(Date)

COMPANY INFORMATION

Anesu Restorative Care LLC is the legal name of the issuer.

Statement of Eligibility
Anesu Restorative Care LLC is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia. **Anesu Restorative Care LLC** is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. **Anesu Restorative Care LLC** is not an investment company registered or required to be registered under the Investment Company Act of 1940. **Anesu Restorative Care LLC** is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. **Anesu Restorative Care LLC** has filed with the Commission and provided to investors, to the extent required, the annual reports and financial statements required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports). **Anesu Restorative Care LLC** is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. Neither **Anesu Restorative Care LLC** nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors, Officers, Principals

Directors

Name of Director	Dates of Board Service	Principal Occupation	Employer	Dates of Service	Title / Position	Principal Business
Douglas D'Orio	2021-Present	Managing Member	Anesu Restorative Care LLC	2021-Present	Managing Member	Miscellaneous Health Practitioner Office

Officers

Name of Officer	Title / Position	Dates of Service	Responsibilities
Douglas D'Orio	Managing Member	2021-Present	Managing Member

Principal Security Holders

The company's beneficial security holders are:

Name of Holder	% of Voting Power Prior to Offering
Douglas D'Orio	100%

NOTE: Total voting power is calculated to include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they have been included as being "beneficially owned." Outstanding voting equity securities are calculated to assume all outstanding options are exercised and all outstanding convertible securities are converted.

Related Party Transactions

There are no related party transactions since the last fiscal year that exceed 5% of the Reg CF capital raised in the last 12 months. A related party is considered any of the following persons that has had or is to have a direct or indirect material interest: (1) any director or officer of the issuer; (2) any person who is, as of the most recent practicable date, the beneficial owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (4) any immediate family member of any of the foregoing persons.

Description of Business

Anesu Restorative Care LLC (NAICS 621399) is a physiotherapy and neuropathy treatment center that uses the latest medical equipment to treat neuropathy and chronic pain. The treatment is covered by insurance and provides long-term pain relief for our patients with minimal risk and maximum comfort.

Financial Condition

Anesu Restorative Care LLC began operations in February 2022. For FY23, the Company generated $1,442,805 in revenue and $58,409 of net income. During FY22 the Company generated $555,710 in revenue and $67,049 of net income. These financial results are historical and not representative of what investors should expect in the future.

Proceeds from the offering are not necessary to the viability or liquidity of the business, but rather, will be used towards working capital- FF&E: 2 Winback3treatment machines and exercise equipment. **Anesu Restorative Care LLC** plans to use the funds raised from the Reg CF offering shortly after its successful close.

The following is an overview of the indebtedness:

Creditor	Issue Date	Original Amount	Outstanding Principal	Interest Rate	Maturity Date	Current with Payments
Fintegra	Mar 2024	$135,000	$132,000	N/A	Mar 2025	Yes
Chase CC	Feb 2024	$23,000	$7,200	Variable	Mar 2025	Yes
Amex CC	Feb 2024	$28,500	$7,000	Variable	Mar 2025	Yes
Amex CC	Feb 2024	$2,000	$0	Variable	Mar 2025	Yes
Citi CC	Feb 2024	$7,200	$0	Variable	Mar 2025	Yes
RST Sanexas	Nov 2023	$115,200	$87,600	9.00%	Nov 2024	Yes

Description of Outstanding Securities.
Anesu Restorative Care LLC has no other securities outstanding.

Anesu Restorative Care LLC's financial statements are available in "Issuer Financial Information," which is on the issuer's offering page on the SMBX.

Risk Factors

Your crowdfunding investment in the bonds will involve risks. This section summarizes some but not all of the specific risks and investment considerations with respect to an investment in the bonds. This prospectus does not describe all of those risks and investment considerations, including risks and considerations relating to your particular circumstances. Neither **Anesu Restorative Care LLC**, nor SMBX, nor any financial service provider related to this offering, are responsible for advising you of these risks now or as they may change in the future. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the Company and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You should consult with your own financial, tax and legal advisors, to carefully consider the following discussion of risks, among other matters, before deciding whether an investment in the bonds is suitable for you. These bonds are not an appropriate investment for you if you are not knowledgeable about important features of the bonds or financial matters in general. You should not purchase bonds unless you understand and know you can bear these investment risks.

Risks to the investor/purchaser include but are not limited to the following:

Prepayment Risk. **Anesu Restorative Care LLC** may choose to redeem these bonds when prevailing interest rates are relatively low or when the Company believes that it can issue bonds at a lower interest rate. This is considered prepayment risk. If these bonds are redeemable at a time of the Company's choosing, it may choose to redeem your bonds from time to time. If this happens, it will most likely happen when prevailing interest rates are lower than the interest rate paid on your bonds. If prevailing interest rates are lower when it chooses to redeem your bonds, you may not be able to reinvest the redemption proceeds in a comparable bond at an effective interest rate as high as the interest rate on the bonds being redeemed.

Repayment Risk. **Anesu Restorative Care LLC's** ability to make payments on the bonds depends upon the results of its operations. The Company intends to honor its debt-servicing obligations. However, the ability to do so depends on its ability to generate

sufficient revenue and earnings to service bond interest payments. Failure to generate sufficient revenue and earnings could prevent us it from making distributions or otherwise providing cash needed in order to make payments on the bonds.

Liquidity Risk. The Reg CF Securities are issued in a transaction exempt from registration under the 1933 Act and are not registered thereunder or any other law of the United States, or under the securities laws of any state or other jurisdiction. Reg CF Securities purchased through the SMBX platform cannot be resold, pledged, assigned or otherwise disposed of during the one-year period starting with the date of purchase, unless they are transferred: (1) to the company itself; (2) to an "accredited investor" (as defined in as defined in Regulation D under the 1933 Act); (3) in connection with a registered offering of the Reg CF Securities with the SEC; (4) to a family member of the Investor, or to a trust of the Investor or one of its family members; or (5) in connection with the Investor's death or divorce. Therefore, if you require liquidity in your investment, you should not invest in Reg CF securities.

DESCRIPTION OF OFFERING

Use of Proceeds
The purpose of this offering is to raise up to **$100,000.** The total proceeds of the successful offering, less offering expenses will be up to $100,000. * **Anesu Restorative Care LLC** intends to use the offering net proceeds towards working capital- FF&E: 2 Winback3treatment machines and exercise equipment.

*For this offering, SMBX will not be charging a capital raise fee as these bonds are part of the Mercer County Small Business Investment Program and SMBX's expenses have been subsidized, in whole or in part, by federal award number SLFRP4580 awarded to the County of Mercer by the U.S. Department of the Treasury

Investment Considerations
Cancellation of Investment. Investors have an unconditional right to cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the issuer's offering materials. An investor can reconsider his or her investment decision until the final 48 hours of the offering. Thereafter, an investor will not be able to cancel any investment commitments made within the final 48 hours of the offering (except in the event of a material change to the offering). If an investor does not reconfirm his or her investment commitment within 5 business days after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Delivery of Securities. Currently, **Anesu Restorative Care LLC** is in sole possession of the bonds that it will offer for sale to investors. In the event of a successful offering close, **Anesu Restorative Care LLC** will complete the transaction by simultaneously providing successfully purchased bonds (in the form of bond certificates) to investors via email, which will be electronically executed and delivered to investors at the close of offering and requesting SMBX to direct the Escrow agent managing the account set up on behalf of the offering to release funds to **Anesu Restorative Care LLC's** bank. SMBX acts as an intermediary in this transaction but does not handle, manage, or possess offering-related securities or funds.

Overview of Offering Terms
This offering is for **Anesu Restorative Care LLC Series A 05-2027 Bonds**, yielding a fixed interest rate of **10.75%.** There are **36** months of payments, which includes principal + interest for each payment, payable on the same day each month as the bond issuance date (unless it is a bank holiday, weekend day or falls at the end of the month where the same day may not be present in every month of the year i.e. the 31st only occurs in certain months, at which point payment will be made the following business day that is not a bank holiday), starting **one** month after the close of the offering. These bonds have no voting rights. There is no dilution involved, nor is there any consequence for the Company's existing capital structure. The terms of this offering may not be modified in any way, other than by cancellation of the offering by **Anesu Restorative Care LLC** or SMBX, which must occur prior to issuance of the bonds, defined as immediately after the successful close of the offering.

Payment of Principal and Interest
Principal and interest on the bonds will be paid to owners of a beneficial interest in the bonds in accordance with the arrangements set out below and determined by the outcome of the offering. There are **36 months** of payments. Payments include principal + interest, payable on the same day each month as the bond issuance date (unless it is a bank holiday, weekend day or falls at the end of the month where the same day may not be present in every month of the year i.e. the 31st only occurs in certain months, at which point payment will be made the following business day that is not a bank holiday), starting **1** month after the close of the offering. Interest in the bonds accrues daily and is paid out monthly at the end of each period. In the event of a

transfer of bond(s), the beneficial holder of the bond(s) at the end of the period will receive the principal + interest on the bond(s) for that month and for the remainder of the time they hold the bond(s) until the maturity of the bond(s).*

*Terms of the transference of ownership and its subsequent interest accrual method and payment are subject to change by the SMBX at any given time. Investors will be notified if any changes do occur.

Interest and Interest Rates
Each fixed-rate bond will begin to accrue interest on its issuance date, and continue to accrue interest until its maturity date, or if earlier, its redemption or repayment date. The formula used for computing interest is the following:

Coupon Rate = Annualized Interest Payment / Par Value of Bond * 100

Redemption and Repayment
Unless otherwise stated in the applicable appendix, the bonds will be repayable and redeemable by Anesu Restorative Care LLC prior to stated maturity date but will otherwise not be redeemable at the discretion of investors prior to their stated maturity date, except in cases where nonperformance has triggered Rights of Acceleration clauses (please see Defaults and Rights of Acceleration, below).

Unless the applicable appendix states that the bond is not redeemable at the Company's option prior to its stated maturity date, then on the first day of the following accrual period, it may redeem those bonds in whole by giving written notice to SMBX, LLC at least 30 days before the redemption date. The redemption date will always coincide with the monthly payment date. (For example, if the monthly payment date is the 5th of each month, the redemption date will also be on the 5th of the month).

Interest payments will cease to accrue at 5pm PST on the day before the first day of a new accrual period. (For example, if the monthly principal + interest payments are on the 5th of each month, the Company will only redeem its bonds on the 5th of a given month. Interest will be accrued up until the 4th of the month for the previous period and will be paid to investors accordingly). Unless otherwise specified in the applicable supplement, the redemption or repayment price will equal 100% of the remaining principal amount of the bond, plus accrued and unpaid interest to the date of redemption or repayment, but no future interest payments will be made on that bond. This payment will be wired to SMBX, LLC by 5 PM PST the day before the redemption date.

The Company also may at any time purchase these bonds, including those otherwise tendered for repayment by a holder, or a holder's duly authorized representative through the exercise of the Survivor's Option described below, at any price or prices in the open market or otherwise. It retains the discretion to purchase these bonds at any price available on the market.

Survivor's Option
The "Survivor's Option" is a provision in a bond in which an issuer agrees to repay that bond, if requested by the authorized representative of the current beneficial owner of that bond, following the death of the current beneficial owner of the bond, so long as the bond was acquired by the current beneficial owner some time prior to the request.

There is no Survivor's Option for this bond. However, in the event of the death or incapacitation of the current beneficial owner of the bond, the Company agrees to repay this bond, according to and consistent with its prearranged maturity schedule, as determined by the outcome of the offering, if requested by the authorized representative of the current beneficial owner of that bond, following the death or incapacitation of the current beneficial owner of the bond, so long as the bond was acquired by the current beneficial owner in a legal and legally-verifiable manner. At such point, the transfer of ownership to the new beneficial owner will have occurred. Receipt of payments through maturity of the bond by the new beneficial owner of the bond will require that the new beneficial owner register an account with SMBX and qualify to register such an account. Subsequent paperwork relating to the transference of the physical bond certificates will also be processed by SMBX on behalf of the issuer. Unless the supplement in appendices relating this bond offering states otherwise, the Survivor's Option does not apply to this bond.

Requests for transfer of ownership by the authorized representative of the current beneficial owner of that bond may be sent to support@thesmbx.com or by calling 415-869-8819 between 9am PT and 5pm PT Monday through Friday.

Classification of Bonds
These bonds are **unsecured debt**. As a result, these bonds are subordinated in right of payment to any "Senior Indebtedness" to the extent and in the manner set forth in the Subordinated Indenture, as described below. The Subordinated Indenture generally defines "Senior Indebtedness" as any indebtedness for money borrowed, including all of the Company's indebtedness for borrowed and/or purchased money, and all of its obligations arising from past senior liabilities that were outstanding on the date it executed the Subordinated Indenture, or were created, incurred or assumed after that date, and all deferrals, renewals,

extensions and refunds of that indebtedness or obligations, unless the instrument creating or evidencing the indebtedness provides that the indebtedness is subordinate in right of payment to any of the Company's other indebtedness.

Holders of subordinated bonds may be fully subordinated to interests held by creditors holding senior debt or other beneficial owners with legal claim to liabilities, in the event that the Company enters into a receivership, insolvency, liquidation or similar legal proceedings.

The Company will not be able to make any principal, premium or interest payments on the subordinated bonds or repurchase its subordinated bonds if there is a default or event of default on any Senior Indebtedness that would allow acceleration of the maturity thereof and that is not remedied and it and the trustee for the Subordinated Indenture (the "Subordinated Trustee") receive notice of this from the holders of any Senior Indebtedness or the Subordinated Trustee receives notice from the Company.

If any subordinated bond is declared due and payable before the stated maturity date or in connection with a distribution of assets to creditors pursuant to a dissolution, winding up, liquidation or reorganization, any principal, premium or interest owing to holders of Senior Indebtedness will be paid to those holders before any holders of subordinated bonds will be paid. However, if such amounts were previously paid to the holder of a subordinated bond or the Subordinated Trustee, the holders of Senior Indebtedness will not have first rights to such amounts previously paid but will have first rights to such amounts going forward.

Until all Senior Indebtedness is repaid in full, the holders of subordinated bonds will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets. Due to differing subordination provisions in various series of subordinated debt securities issued by the Company and its predecessors, in the event of a dissolution, winding up, liquidation, reorganization, insolvency, receivership or other proceeding, holders of the subordinated bonds may receive more or less, ratably, than holders of some of the Company's other series of its outstanding subordinated debt securities.

Defaults and Rights of Acceleration
This Indenture defines an event of default as any one of the following events: **Anesu Restorative Care LLC** becomes more than 180 days past due on scheduled payments; breach of any of the Company's other covenants contained in this Indenture that is not cured within 90 days after written notice by the intermediary on behalf of bondholders; and events involving the Company's bankruptcy, insolvency or liquidation to be determined by intermediary in its sole discretion. Payment of principal of these bonds may or may not be accelerated should the Company fail to make any scheduled payment. Intermediary will determine the proper course, based on what it determines, in its sole discretion, is in the best commercial interests of bondholders.

Collection of Indebtedness
If the Company fails to make scheduled payments on these bonds or if it is late on a payment on these bonds, on behalf of the interests of bondholders, the intermediary to this transaction (SMBX) will demand that the Company pay to an escrow account set up for the benefit of the bondholders the amount which is due and payable on those bonds. If the Company fails to pay the required amount on demand, the intermediary may take appropriate actions, including instituting judicial proceedings, or referring out to a third-party collection agency, in an order that the intermediary determines is in the best commercial interests of bondholders.

Below is the standard workflow for monthly payments to bondholders by the Company and, in the unfortunate event of a missed payment or default, the process the intermediary will take on behalf of bondholders. If the intermediary determines that an alternative course of action will result in a better commercial outcome on behalf on bondholders, it can deviate from the standard workflow at its sole discretion. Bondholders and Company shall indemnify intermediary for any action taken or omitted in the process of collection of indebtedness on behalf of bondholders unless caused by willful misconduct or gross negligence.

The intermediary will service the bond payments to bondholders as they receive monthly bond payments of principal and interest held in an escrow account for bondholders from the Company. The intermediary will direct one (1) monthly payment in an escrow account for the benefit of bondholders to be used for a missed scheduled payment or as the final payment to bondholders from the initial disbursement. If there is a missed scheduled payment by the Company, the intermediary will pay bondholders with the single payment held in escrow and work, on behalf of bondholders, to rectify with the Company the missed payment obligations. If the Company is unable to cure their payment obligations before the next scheduled payment, a notification is sent to bondholders that a payment has been missed, which will also reference the next steps in the process. Monthly payments to bondholders will be halted at this point until the Company makes any further payments into the escrow account. The Company will have up to 90 days to seek a payment resolution to cure their payment obligations, both current and missed. If the Company cannot become current on their bond payment obligations within the 90-day window, the intermediary will, on behalf of bondholders, contract with a third-party recovery service for further recovery processing. A second notification will be sent to bondholders alerting them to a commencement of third-party recovery on their bond securities. In the event recovery processes

are ineffective and the Company is unable to cure their payment obligations or provide a payment solution satisfactory to the intermediary in its sole discretion (90-day max for recovery), at the 180-day delinquency point, the intermediary will notify bondholders that the bond securities have defaulted and the intermediary will proceed to close out on the bond securities and remove it from the platform. Bondholders will lose the remaining principal amount on their investment.

Opening New Bond Series and Future Funding

Nothing in the terms of this offering prohibits or otherwise prevents **Anesu Restorative Care LLC** from issuing subsequent bonds or funding itself in the future by any means determined appropriate or necessary by the principals of **Anesu Restorative Care LLC**, provided that such funding methods do not violate securities law or any issuance limits placed by securities law on issuers, regardless of withstanding exemptions.

REGISTRATION AND SETTLEMENT

Book-Entry System

All of the bonds on offer will be issued by the Company and provided directly to investors in a pdf "certificate form" via email through the SMBX portal, and a record of ownership will be kept in "book-entry only form", recorded in the SMBX backend database, and will be represented to investors in their "Portfolio."

SMBX back-office accounting system automatically records which bondholders have been issued bonds by the Company. However, SMBX does not manage, possess, or handle securities exchanged across its platform. All issuances are directly between the issuer and bondholders.

Registration, Transfer, and Payment of Certified Bonds

Registration. Registration of beneficial ownership of bonds in the book entry system is automatically triggered at the successful close of the offering after bonds have been issued, allocated, in specific cases reconfirmed by investors, and registered in the book entry system automatically populates the registrant ID of the registered bond holder. The transaction is also recorded in the investor's "Portfolio" history and current bond holdings so that investors are able to see their positions at any given point in time. Finally, a physical digital bond certificate is also generated, electronically signed, and distributed directly to investors via email. The SMBX facilitates this process on **Anesu Restorative Care LLC's** behalf and at the Company's direction only.

Transfer. Transfer of ownership of bonds from one registered investor to another investor involves the current owner directly transferring their beneficial ownership of the bond to the new owner for a cash amount agreed to by both parties or by some other method of agreement. Please note however, that the requirements of transference in the first year are subjected to Reg CF rules where Reg CF Securities purchased through the SMBX platform cannot be resold, pledged, assigned or otherwise disposed of during the one-year period starting with the date of purchase, unless they are transferred: (1) to the Company itself, (2) to an "accredited investor" (as defined in as defined in Regulation D under the 1933 Act), (3) in connection with a registered offering of the Reg CF Securities with the SEC, (4) to a family member of the Investor or to a trust of the Investor or one of its family members, or (5) in connection with the Investor's death or divorce. In the event there is a transfer of bonds from the original owner to a new owner, both the original and new owner should contact the issuer and the SMBX to notify them of the change in ownership so that both the issuer and SMBX may record the transfer of ownership in the books and records. This transfer must be done in accordance to the bylaws of the issuer. The record of the old certificate will then be void and a new certificate will be created, executed and distributed to the investor via email.

Payment. Payments made between investors and issuers at issuance and between issuer and investors upon scheduled bond payments are all directed through a qualified third party, which are SMBX's Payments Processer/Escrow bank agents, North Capital Private Securities Corporation and Boston Private Bank and Trust Company. SMBX does not hold, manage, possess or otherwise handle customer securities or funds. When an investor makes an investment commitment, the Company will direct SMBX to direct the payments processor to withdraw the funds from the investor's bank account or credit card in order to be placed in an escrow account operated by North Capital Private Securities Corporation. At the close of the offering, the Company will direct SMBX to promptly direct the payments processor to transmit funds from North Capital to the issuer when the aggregate amount of investment commitments from all investors is equal to or lesser than the maximum target amount of the offering provided it has been agreed to by the issuer, and the cancellation period for each investor has expired. Likewise, investors will direct SMBX to direct Boston Private to withdraw funds (principal + interest paid) from the monthly bond payments escrow account and deposit to their linked bank account.

TAX CONSEQUENCES TO U.S. HOLDERS

Debt Crowdfunding Securities

The **Anesu Restorative Care LLC Series A 05-2027 Bonds** is a form of debt securities. The bonds will accrue monthly interest payments on the outstanding principal like a loan and will be paid to investors on a monthly basis. The payments will include principal and interest. Investors do not have an equitable interest in **Anesu Restorative Care LLC.** They are essentially lenders to **Anesu Restorative Care LLC** in which they are providing the funds for a specific transaction and are receiving interest payments according to the agreement. This type of transaction is different from an equity deal and, accordingly, the tax implications can differ.

Taxpayers investing in debt securities are typically not partners to an operating trade or business but are investors of the securities **Anesu Restorative Care LLC** has issued. They do not get to participate in any financial upside of the business. Accordingly, the interest payments they receive on their bonds are typically classified as interest income. Interest on bonds, mutual funds, CDs, and demand deposits of $10 or more is taxable. Taxable interest is taxed just like ordinary income. Investors will receive a 1099-INT at the end of the year that reflects the interest income they received and should file their taxes accordingly.

Ultimately investors need to carefully review any crowdfunding offering and make sure that they understand the tax ramifications. In addition, they should make sure to engage a qualified CPA or other tax professional to assist them with their tax return.

REGULATORY CONSIDERATIONS

Legal Authority and Obligations of SMBX

Legal authority of SMBX, issuers, and investors to participate in Reg CF securities offerings. SMBX is a FINRA-registered funding portal, but is not required to register as a broker-dealer, an alternative trading system, or an exchange. SMBX accepts investment commitments on behalf of issuers for securities offered in reliance on Section 4(a)(6) of the Securities Act. In doing so, SMBX effects transactions in securities for the account of others by, among other things, ensuring that investors comply with the conditions of Securities Act Section 4A(a)(4) and (8), by making the securities available for purchase through the funding portal, and ensuring the proper transfer of funds and securities as required by Securities Act Section 4A(a)(7). SMBX however does not:
- Offer investment advice or make recommendations
- Solicit purchases, sales or offers to buy securities offered or displayed on its platform
- Compensate promoters and others for solicitations or based on the sale of securities
- Hold, possess, or manage investor funds or securities
- Have a financial interest in any issuer using its services

SMBX advises issuers offering securities on its platform. SMBX advises issuer about the structure and content of the issuer's offering. This includes but is not limited to assisting the issuer in preparing offering documentation, forms for the issuer to use in its offering that help it comply with its disclosure obligations, advice about the types of securities the issuer can offer, the terms of those securities, and the procedures and regulations associated with Reg CF. However, SMBX does not offer investment advice or recommendations; does not solicit purchases, sales, or offers to buy the securities offered or displayed on its website or portal; does not compensate employees, agents, or other persons for such solicitation or based on the sale of securities displayed or referenced on its website or portal; does not hold, manage, possess, or otherwise handle investor funds or securities; and any other activities prohibited by the SEC.

Safe harbor for SMBX. SMBX can determine whether and under what terms to allow an issuer to offer and sell securities in reliance on Securities Act Section 4(a)(6) through its platform, while also complying with all other provisions of Reg CF, including the prohibition on providing investment advice or recommendations. SMBX uses algorithmic scores that are objective in order to advise issuers, including advising the issuer on the range of bond yields to qualify for a bond offering on SMBX. However, SMBX does not advertise, make statements or otherwise represent that the offerings listed on its platform are safer or better investments than those listed on other platforms. SMBX also does not use subjective criteria when to assessing an issuer.

Information about the offering is made available to the SEC and the general public no later than 21 days prior to execution of the sale of securities. SMBX makes available to the SEC and investors any information provided by the issuer pursuant to Section 4A(b), no later than 21 days prior to the first day on which securities are sold to any investor, during which time the intermediary may accept investment commitments. By signing this agreement, the Company is acknowledging that is has been informed that SMBX makes available to the SEC and investors any information provided by the issuer pursuant to Section 4A(b) no later than 21 days prior to the first day on which securities are sold to any investor, during which time the intermediary may accept investment commitments. This information will remain publicly available on SMBX platform until the offer and sale of securities is completed or cancelled (including any additional information provided by the issuer). SMBX does not require any person to establish an account with SMBX in order to access this information.

SMBX provides offering-related communication channels between issuer and investors. SMBX provides offering-related communication channels between issuer and investors, but does not participate in these communications, other than to establish guidelines about communication and to remove abusive or potentially fraudulent communications.

Terms of Investor Participation

SMBX-origination is restricted to SMBX. SMBX-originated crowdfunding transactions must be conducted exclusively through SMBX.

Right to denial of platform access. SMBX will deny access to its platform to an issuer, or cancel an offering of an issuer, that the funding portal believes may present the potential for fraud or otherwise raises investor protection concerns. It will also deny access to its platform if it reasonably believes that it is unable to adequately or effectively assess the risk of fraud of the issuer or its potential offering.

Cancellation of offering. An offering may be cancelled, for reasons that may vary, by either SMBX or the issuer. Issuer and SMBX reserve the right to cancel an offering at any time at discretion. When an offering is cancelled, investors will receive notification by email of the offering's cancellation, and all investment commitments will be credited back to investors' bank accounts per standard ACH processing times.

Investing in Reg CF securities includes risk of financial loss. Investing in Reg CF securities includes financial risks, including loss of money invested. By signing this agreement, you are acknowledging that investing in Reg CF securities includes risks, including loss of money invested. Each time before making an investment commitment, an investor must review relevant investor educational materials, and understand that the entire amount of his or her investment may be lost and is in a financial condition to bear the loss of the investment.

Investor acknowledgement of investment limits. Securities Act Section 4(a)(6)(B) limits the aggregate amount of securities that can be sold by an issuer to an investor in reliance on Section 4(a)(6) during the latest 12-month period. Securities Act Section 4A(a)(8) requires that SMBX, as a Reg CF funding portal, make efforts to ensure that no investor has made purchases in the aggregate, from all issuers, that exceed the limits in Section 4(a)(6).

During the 12-month period preceding the date of such transaction:

A non-accredited investor's aggregate investment cannot exceed: (i) the greater of $2,200 or 5% of the greater of the annual income or net worth of such investor, as applicable, if either the annual income or the net worth of the investor is less than $124,000, not to exceed a maximum aggregate amount sold of $124,000; or (ii) 10% of the greater of the annual income or net worth of such investor, as applicable, not to exceed a maximum aggregate amount sold of $124,000, if both the annual income and net worth of the investor is equal to or more than $124,000.

Accredited investors are not subject to investment limits. SMBX relies on an investor's representations concerning annual income, net worth and the amount of the investor's other investments in securities sold in reliance on Section 4(a)(6) through other intermediaries unless SMBX has a reasonable basis to question the reliability of the representation.

Investor will accept information solely by electronic means. Investors must consent to accept all offering and offering-related information required by Subpart C of Regulation Crowdfunding through electronic means, including but not limited to, educational materials, notices and confirmations.

Acknowledgement of educational materials made available prior to investing. Before investing in any securities sold on SMBX, you will the opportunity to review educational materials via email upon your account registration and in HELP, which includes the following information:

- the process for the offer, purchase and issuance of securities through the intermediary;
- the risks associated with investing in securities offered and sold in reliance on Section 4(a)(6);
- the types of securities that are offered on SMBX and the risks associated with each type of security, including the risk of having limited voting power as a result of dilution;
- the restrictions on the resale of securities offered and sold in reliance on Section 4(a)(6);
- the types of information that an issuer is required to provide in annual reports, the frequency of the delivery of that information, and the possibility that the issuer's obligation to file annual reports may terminate in the future;
- the limits on the amounts investors may invest, as set forth in Section 4(a)(6)(B);
- the circumstances in which the issuer may cancel an investment commitment;
- the limitations on an investor's right to cancel an investment commitment;
- the need for the investor to consider whether investing in a security offered and sold in reliance on Section 4(a)(6) is appropriate for him or her; and
- that following completion of an offering, there may or may not be any ongoing relationship between the issuer and SMBX.

Acknowledgement of the restrictions on the cancellation of an investment. Investors have an unconditional right to cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the issuer's offering materials. An investor can reconsider his or her investment decision until the final 48 hours of the offering. Thereafter, an investor will not be able to cancel any investment commitments made within the final 48 hours of the offering (except in the event of a material change to the offering). By participating in an offering, you are acknowledging that you will not be able to cancel any investment commitments made within the final 48 hours of the offering. If an investor does not reconfirm within 5 business days his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Limitations on Investments
Restrictions on Transfer of the Bonds Being Offered. The bonds being offered may not be transferred by any purchaser of such bonds during the one year period beginning when they were issued, unless such bonds are transferred:(1) to the issuer; (2) to an accredited investor; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. (PLEASE NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.)

Issuer Obligations
Issuers and affiliates of issuers must disclose their identity when posting in the News channel of the offering page. Any person posting in the News channel of the offering page, which is the communication channel, must clearly and prominently disclose with each posting whether he or she is a founder or an employee of an issuer engaging in promotional activities on behalf of the issuer, or is otherwise compensated, whether in the past or prospectively, to promote the issuer's offering.

Promoters of the issuer are required to disclose their identity and receipt of compensation. Promoters of offerings are required to disclose in all communications on SMBX their receipt of compensation and the fact that he or she is engaging in promotional activities on behalf of the issuer.

Notification to investors of material change made to an offering. Material changes made by the issuer to the offering terms require notification to investors, and require reconfirmation by investors of their investment commitments within five business days. Reg CF defines "material changes" as 'information [with] substantial likelihood that a reasonable investor would consider it important in deciding whether or not to purchase the securities.'

Where You Can Find More Information
More information on general matters related to investing in this and other offerings can be found in the Help section of the SMBX mobile App, which is available for free download in the App Store or in SMBX's Investment Center at https://thesmbx.com.

MERCER COUNTY SMALL BUSINESS INVESTMENT PROGRAM

WHEREAS, on March 11, 2021, President Biden signed the U.S. Senate-amended H.R. 1319 (P.L. 117-2) known as the American Rescue Plan Act (hereinafter "ARPA") and on May 10, 2021, the U.S. Department of the Treasury issued the Interim Final Rule and on January 6, 2022, issued the Final Rule to implement ARPA in Title 31, Part 35 of the Code of Federal Regulations ("CFR"). Under ARPA Section 603 (c)(1)(A) and (3) and the Interim Final Rule 31 CFR 35.6(b)(7) recipients may use Coronavirus State and Local Fiscal Recovery Funds ("SLFRF") to aid small businesses in response to the negative economic impacts of the COVID-19 public health emergency.

WHEREAS, the County of Mercer (the "County") as a recipient has been awarded SLFRF funds by the U.S. Department of the Treasury ("Treasury") and desires to disburse funds to assist in their economic recovery. SMBX's advertisement, underwriting, business and related expenses are being subsidized in order to provide a favorable financial product to assist Mercer County small businesses most in need; and

WHEREAS, Issuer has represented to the County that it meets the eligibility criteria established below.

Program	
Launch Date & Prioritization	Beginning August 1,2023 Applications will be received and processed immediately on a first-come, first-served basis. Incomplete applications will be returned with instructions detailing what is needed
Eligibility	Located in Mercer County
	For-profit business registered with the State of NJ – and formed on or before April 10, 2023
	30 employees or less, part time equates to ½ full time employee
	Less than $10m in gross revenue

NOW, THEREFORE, in consideration of the preceding recitals and the terms and conditions set forth herein, and in consideration of aid and assistance determined via the application process to be provided to the Issuer as herein below set forth, the Parties hereto do mutually agree as follows, which are supplemental to the requirements set forth within 17 CFR 227 Regulation Crowdfunding:

Documentation and Record-Keeping: The Issuer shall maintain all records that are pertinent to the activities to be funded under this Agreement. Such records shall be maintained for a period of five (5) years after the receipt of final payment under this Agreement, the termination of all activities funded under this Agreement, or after the repayment of funds, whichever occurs later.

Access to Records: At any time during normal business hours and as often as desired by the County of Mercer, Treasury, and/or the Treasury Office of the Inspector General, and the Government Accountability Office, or their authorized representatives, there shall be made available for examination, all of the Issuer's records with respect to all matters covered by this Agreement and the Issuer shall permit such parties to audit, examine, and make excerpts or transcripts from such records, and to make audits of all contracts, invoices, materials, payrolls, records of personnel, conditions of employment, and other data relating to all matters covered by this Agreement.

Close-Outs: Issuer's ARPA obligations shall not end until all close-out requirements are completed. Activities during this close-out period shall include, but are not limited to, making final payments, and determining the custodianship of records.

Debarment, Suspension, Ineligibility and Exclusion Compliance: The Issuer certifies that it has not been debarred, suspended, or otherwise found ineligible to receive funds by an agency of the executive branch of the federal government.
The Issuer agrees that should any notice of debarment, suspension, ineligibility, or exclusion be received by the Issuer, the Issuer will notify SMBX and the County immediately.

Conflict of Interest: The Issuer states to the best of their knowledge and as demonstrated upon execution of this Agreement, no member of the County Commissioners and no other officer, employee, or agent of the County who exercises any function or responsibility in connection with the carrying out of the funds to which this Agreement pertains, has any personal interest, direct or indirect, in this Agreement.

I confirm that all information provided in this application is true to the best of my ability and that I acknowledge and agree to the applicable ARPA provisions as listed above.

Anesu Restorative Care LLC
DBA Anesu Restorative Care

By Douglas D'Orio, Managing Member

DocuSigned by:

7E4C283A535A4A2

(Signature)

4/24/2024

(Date)